

06011882

SEC File No. 82-34725



SUPPL

AGRICORE UNITED ANNOUNCES NEW CFO

March 16, 2006 (Winnipeg) – Agricore United today announced that Peter Cox will step down as Chief Financial Officer on April 2, 2006 and formally retire from Agricore United in April 2007. David Carefoot, Vice-President Corporate Finance & Investor Relations will assume the position of Chief Financial Officer on April 2, 2006. Until his retirement in 2007, Peter will focus on internal and special projects.

"Peter has been instrumental in the financial development of the Company since 1994, and while I support him in his decision, I will miss his enterprising spirit and comradeship" said Brian Hayward, Chief Executive Officer, Agricore United. "He has overseen the development of our overall financial systems, transforming them into a 'pipeline' system for our major businesses. He has been a guardian of the balance sheet, protecting the interests of employees and shareholders alike, while providing the ability to broaden the scope and reach of the organization over the last 12 years."

Peter has also been innovative in the areas of risk management and corporate finance, playing a key role in the development of integrated insurance programs and AU Financial. Peter's ingenuity and forward-thinking viewpoint have provided Agricore United with products and processes that have laid a foundation for the Company to continue its profitability, growth and viability for years to come.

David Carefoot is a Chartered Accountant and Chartered Business Valuator with over twenty years of business experience. Prior to joining Agricore United in 1996, David spent twelve years in the financial advisory services practice of Price Waterhouse, Chartered Accountants. David has been reporting to Peter since he joined the Company, initially as Corporate Controller, then Director of Corporate Finance, and most recently as Vice-President, Corporate Finance & Investment Relations. In these positions, David has significantly improved the quality of the Company's financial reporting, handled numerous acquisitions and dispositions very successfully and has led a substantial development of Agricore United's financial analysis capabilities.

"His education, experience and the contributions he has made over the past 10 years solidifies my confidence in announcing David's appointment as Agricore United's Chief Financial Officer," said Hayward.

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

For more information, contact:

Brian Hayward
Chief Executive Officer
(204) 944-5556
bhayward@agricoreunited.com